SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Reports the Acquisition of a European Security Systems Integration Company dated September 5, 2007.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd

Magal Reports the Acquisition of a European Security Systems Integration Company

Wednesday September 5, 7:00 am ET

Acquisition Expected to Contribute to Improved Revenues and Income

YAHUD, Israel, September 5 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) (TASE: MAGS), today announced the acquisition of a European company involved in the installation and integration of security systems. The consideration consists of a cash payment of 6.8 million Euros and additional consideration that will be based on performance and will be payable over the next five years. The acquired company is active in geographic areas where Magal has limited activity.

This acquisition is in line with the Company's strategic plan and is expected to contribute to the Company's expansion in the integration field, particularly in countries with strong growth potential for Magal's leading security solutions.

Magal expects that the acquired company will immediately contribute to revenues and income in 2007 and beyond.

Mr. Izhar Dekel, CEO of Magal commented, "This acquisition serves as an important step in the implementation of Magal's overall strategic expansion plan of penetrating new territories and regions, while further expanding our solutions offering. We believe that this acquisition increases our ability to offer our comprehensive security solutions to new customers by expanding our global footprint into new markets."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal trades under the symbol MAGS in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-646-201-9246
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Izhar Dekel
                                                --------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  September 5, 2007